SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
SCHEDULE 13D
Under the Securities Exchange Act of 1934
WEBSTER FINANCIAL CORPORATION
(Name of Issuer)
Common Stock, par value $0.01 per share
(Title of Class of Securities)
947890109
(CUSIP Number)
SCOTT A. ARENARE, ESQ.
Managing Director and General Counsel
WARBURG PINCUS LLC
450 LEXINGTON AVENUE
NEW YORK, NY 10017
(212) 878-0600
(Name, Address and Telephone Number of Person
Authorized to Receive Notices of Communication)
Copy to:
MITCHELL S. EITEL, ESQ.
ANDREW R. GLADIN, ESQ.
SULLIVAN & CROMWELL LLP
125 BROAD STREET
NEW YORK, NY 10004
(212) 558-4000
July 27, 2009
(Date of Event Which Requires Filing of This Statement)
If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D , and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.
The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAME OF REPORTING PERSONS Warburg Pincus Private Equity X, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0849130

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,700 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,867,700 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,867,700 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%*

14	TYPE OF REPORTING PERSON

PN
†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡   Includes the A-Warrant, Series 1, (the “A1-Warrant”) currently exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”), but does not include the B-Warrant, Series 1, that is not exercisable within 60 days, as described in Item 4 hereof (the “B1-Warrant”). Also does not include the 3,018,400 shares of Common Stock, the 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share, of WBS (the “Series C Preferred Stock”), the A2-Warrant or the B2-Warrant that WP X has agreed to purchase from WBS following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof.
*   Calculation is based on the total number of shares of Common Stock, including 64,098,478 shares of Common Stock outstanding as of the close of business on July 24, 2009 (according to information provided by WBS), 4,024,600 shares of Common Stock issued by WBS on July 27, 2009 and 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus X Partners, L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0869910

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,700 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,867,700 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,867,700 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%*

14	TYPE OF REPORTING PERSON

PN
†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡   Includes the A-Warrant, Series 1, (the “A1-Warrant”) currently exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”), but does not include the B-Warrant, Series 1, that is not exercisable within 60 days, as described in Item 4 hereof (the “B1-Warrant”). Also does not include the 3,018,400 shares of Common Stock, the 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share, of WBS (the “Series C Preferred Stock”), the A2-Warrant or the B2-Warrant that WP X has agreed to purchase from WBS following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof.
*   Calculation is based on the total number of shares of Common Stock, including 64,098,478 shares of Common Stock outstanding as of the close of business on July 24, 2009 (according to information provided by WBS), 4,024,600 shares of Common Stock issued by WBS on July 27, 2009 and 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus X L.P. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403670

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,700 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,867,700 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,867,700 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%*

14	TYPE OF REPORTING PERSON

PN
†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡   Includes the A-Warrant, Series 1, (the “A1-Warrant”) currently exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”), but does not include the B-Warrant, Series 1, that is not exercisable within 60 days, as described in Item 4 hereof (the “B1-Warrant”). Also does not include the 3,018,400 shares of Common Stock, the 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share, of WBS (the “Series C Preferred Stock”), the A2-Warrant or the B2-Warrant that WP X has agreed to purchase from WBS following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof.
*   Calculation is based on the total number of shares of Common Stock, including 64,098,478 shares of Common Stock outstanding as of the close of business on July 24, 2009 (according to information provided by WBS), 4,024,600 shares of Common Stock issued by WBS on July 27, 2009 and 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus X LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 26-0403605

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,700 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,867,700 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,867,700 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%*

14	TYPE OF REPORTING PERSON

OO
†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡   Includes the A-Warrant, Series 1, (the “A1-Warrant”) currently exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”), but does not include the B-Warrant, Series 1, that is not exercisable within 60 days, as described in Item 4 hereof (the “B1-Warrant”). Also does not include the 3,018,400 shares of Common Stock, the 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share, of WBS (the “Series C Preferred Stock”), the A2-Warrant or the B2-Warrant that WP X has agreed to purchase from WBS following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof.
*   Calculation is based on the total number of shares of Common Stock, including 64,098,478 shares of Common Stock outstanding as of the close of business on July 24, 2009 (according to information provided by WBS), 4,024,600 shares of Common Stock issued by WBS on July 27, 2009 and 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus Partners, LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-4069737

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,700 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,867,700 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,867,700 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%*

14	TYPE OF REPORTING PERSON

OO
†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡   Includes the A-Warrant, Series 1, (the “A1-Warrant”) currently exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”), but does not include the B-Warrant, Series 1, that is not exercisable within 60 days, as described in Item 4 hereof (the “B1-Warrant”). Also does not include the 3,018,400 shares of Common Stock, the 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share, of WBS (the “Series C Preferred Stock”), the A2-Warrant or the B2-Warrant that WP X has agreed to purchase from WBS following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof.
*   Calculation is based on the total number of shares of Common Stock, including 64,098,478 shares of Common Stock outstanding as of the close of business on July 24, 2009 (according to information provided by WBS), 4,024,600 shares of Common Stock issued by WBS on July 27, 2009 and 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus & Co. S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-6358475

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,700 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,867,700 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,867,700 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%*

14	TYPE OF REPORTING PERSON

PN
†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡   Includes the A-Warrant, Series 1, (the “A1-Warrant”) currently exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”), but does not include the B-Warrant, Series 1, that is not exercisable within 60 days, as described in Item 4 hereof (the “B1-Warrant”). Also does not include the 3,018,400 shares of Common Stock, the 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share, of WBS (the “Series C Preferred Stock”), the A2-Warrant or the B2-Warrant that WP X has agreed to purchase from WBS following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof.
*   Calculation is based on the total number of shares of Common Stock, including 64,098,478 shares of Common Stock outstanding as of the close of business on July 24, 2009 (according to information provided by WBS), 4,024,600 shares of Common Stock issued by WBS on July 27, 2009 and 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant.

1	NAME OF REPORTING PERSONS Warburg Pincus LLC S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS 13-3536050

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

New York

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,700 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,867,700 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,867,700 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%*

14	TYPE OF REPORTING PERSON

OO
†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡   Includes the A-Warrant, Series 1, (the “A1-Warrant”) currently exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”), but does not include the B-Warrant, Series 1, that is not exercisable within 60 days, as described in Item 4 hereof (the “B1-Warrant”). Also does not include the 3,018,400 shares of Common Stock, the 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share, of WBS (the “Series C Preferred Stock”), the A2-Warrant or the B2-Warrant that WP X has agreed to purchase from WBS following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof.
*   Calculation is based on the total number of shares of Common Stock, including 64,098,478 shares of Common Stock outstanding as of the close of business on July 24, 2009 (according to information provided by WBS), 4,024,600 shares of Common Stock issued by WBS on July 27, 2009 and 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant.

1	NAME OF REPORTING PERSONS Charles R. Kaye S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,700 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,867,700 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,867,700 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%*

14	TYPE OF REPORTING PERSON

IN
†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡   Includes the A-Warrant, Series 1, (the “A1-Warrant”) currently exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”), but does not include the B-Warrant, Series 1, that is not exercisable within 60 days, as described in Item 4 hereof (the “B1-Warrant”). Also does not include the 3,018,400 shares of Common Stock, the 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share, of WBS (the “Series C Preferred Stock”), the A2-Warrant or the B2-Warrant that WP X has agreed to purchase from WBS following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof.
*   Calculation is based on the total number of shares of Common Stock, including 64,098,478 shares of Common Stock outstanding as of the close of business on July 24, 2009 (according to information provided by WBS), 4,024,600 shares of Common Stock issued by WBS on July 27, 2009 and 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant.

1	NAME OF REPORTING PERSONS Joseph P. Landy S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
(a) ☐
(b) ☑

3	SEC USE ONLY

4	SOURCE OF FUNDS

N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)

☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

United States of America

	7	SOLE VOTING POWER

NUMBER OF		0

SHARES	8	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		5,867,700 †‡

EACH	9	SOLE DISPOSITIVE POWER
REPORTING
PERSON		0

WITH	10	SHARED DISPOSITIVE POWER

5,867,700 †‡

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

5,867,700 †‡

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES

☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

8.39%*

14	TYPE OF REPORTING PERSON

IN
†   The information set forth in Items 4, 5 and 6 is incorporated herein by reference.
‡   Includes the A-Warrant, Series 1, (the “A1-Warrant”) currently exercisable for 1,843,100 shares of common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation (“WBS”), but does not include the B-Warrant, Series 1, that is not exercisable within 60 days, as described in Item 4 hereof (the “B1-Warrant”). Also does not include the 3,018,400 shares of Common Stock, the 44,570 shares of Series C perpetual participating preferred stock, par value $0.01 per share, of WBS (the “Series C Preferred Stock”), the A2-Warrant or the B2-Warrant that WP X has agreed to purchase from WBS following receipt of required regulatory approvals and satisfaction of certain other conditions, as described in Item 4 hereof.
*   Calculation is based on the total number of shares of Common Stock, including 64,098,478 shares of Common Stock outstanding as of the close of business on July 24, 2009 (according to information provided by WBS), 4,024,600 shares of Common Stock issued by WBS on July 27, 2009 and 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant.

     Information in respect of each Warburg Pincus Reporting Person (as defined below) is given solely by such Warburg Pincus Reporting Person and no Warburg Pincus Reporting Person has responsibility for the accuracy or completeness of information supplied by any other Warburg Pincus Reporting Person.
Item 1. Security and Issuer
     This statement on Schedule 13D (this “Statement”) relates to the common stock, par value $0.01 per share (the “Common Stock”), of Webster Financial Corporation, a Delaware corporation (“WBS”). The principal executive offices of WBS are located at 145 Bank Street, Waterbury, CT 06702.
Item 2. Identity and Background
(a) This Statement is being filed on behalf of Warburg Pincus Private Equity X, L.P., a Delaware limited partnership (including Warburg Pincus X Partners, L.P., an affiliated Delaware limited partnership, “WP X”), Warburg Pincus X L.P., a Delaware limited partnership and the general partner of WP X (“WP X LP”), Warburg Pincus X LLC, a Delaware limited liability company and the general partner of WP X LP (“WP X LLC”), Warburg Pincus Partners, LLC, a New York limited liability company and the sole member of WP X LLC (“WP Partners”), Warburg Pincus & Co., a New York general partnership and the managing member of WP Partners (“WP”), Warburg Pincus LLC, a New York limited liability company that manages WP X (“WP LLC”), and Messrs. Charles R. Kaye and Joseph P. Landy, each a Managing General Partner of WP and Managing Member and Co-President of WP LLC (each of the foregoing, a “Reporting Person,” and collectively, the “Warburg Pincus Reporting Persons”). The agreement among the Warburg Pincus Reporting Persons to file this Statement jointly in accordance with Rule 13d-1(k) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), is attached hereto as Exhibit 1.
(b) The address of the principal business and principal office of the Warburg Pincus Reporting Persons is c/o Warburg Pincus LLC, 450 Lexington Avenue, New York, New York 10017. The general partners of WP and the members and managing directors of WP LLC and their respective business addresses are set forth on Schedule I hereto, which is incorporated herein by reference.
(c) The principal business of WP X is that of making private equity and related investments. The principal business of WP X LP is acting as general partner of WP X. The principal business of WP X LLC is acting as general partner of WP X LP. The principal business of WP Partners is acting as general partner to certain private equity funds and as the sole member of WP X LLC. The principal business of WP is acting as the managing member of WP Partners. The principal business of WP LLC is managing certain private equity funds, including WP X. The principal businesses of each of Messrs. Kaye and Landy is acting as Managing General Partner of WP and Co-President and Managing Member of WP LLC. The principal occupation of each of the general partners of WP and the members and managing directors of WP LLC is set forth on Schedule I hereto, which is incorporated herein by reference.
(d) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
(e) During the last five years, none of the Warburg Pincus Reporting Persons and, to the knowledge of the Warburg Pincus Reporting Persons, none of the partners, members and managing directors named on Schedule I, have been a party to a civil proceeding or a judicial or administrative body of competent jurisdiction and as result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
(f) WP X, WP X LP and WP X LLC are organized under the laws of Delaware. WP Partners, WP and WP LLC are organized under the laws of New York. Messrs. Kaye and Landy are citizens of the United States of America, and except as otherwise indicated on Schedule I, each of the individuals referred to on Schedule I hereto is a citizen of the United States of America.
Item 3. Source and Amount of Funds or Other Consideration
     As more fully described in Item 4 below, on July 27, 2009, WBS and WP X entered into an Investment Agreement (the “Investment Agreement”). Pursuant to the Investment Agreement and immediately following the execution thereof, WP X purchased 4,024,600 shares of Common Stock, the A-Warrant, Series 1, and the B-Warrant, Series 1, (together, the “First Closing Securities”) for an aggregate purchase price of $40,246,000 in cash. Furthermore, subject to the terms and conditions of the Investment Agreement, WP X has agreed to purchase the Second Closing Securities (as defined below) for an aggregate purchase price of $74,754,000 in cash. The funds used by WP X to purchase the First Closing Securities were obtained from working capital, the funds to be used by WP X to purchase the Second Closing Securities will be obtained from working capital. The total investment WP X expects to make for the purchase of the First Closing Securities and the Second Closing Securities pursuant to the Investment Agreement is $115,000,000.

Item 4. Purpose of the Transaction
     The purchase by WP X of the First Closing Securities was effected because of the belief that the Common Stock represented, and continues to represent, an attractive investment. The Warburg Pincus Reporting Persons beneficially own the Common Stock as an investment.
     The Investment Agreement
     On July 27, 2009, WP X entered into the Investment Agreement with WBS, pursuant to which WP X agreed, subject to the terms and conditions of the Investment Agreement, to invest $115,000,000 in WBS through a direct purchase of newly issued common stock, junior non-voting preferred stock and warrants (the “Investment”). Under the terms of the Investment Agreement, WP X agreed to purchase in the aggregate: (i) 7,043,000 shares of Common Stock, (ii) 44,570 shares of Series C Preferred Stock (as defined below) automatically convertible in the circumstances described below into an aggregate of 4,457,000 shares of Common Stock, (iii) two series of A-Warrants (as defined below) collectively exercisable following the satisfaction of certain conditions for an aggregate of 8,625,000 shares of Common Stock and (iv) two series of contingent B-Warrants (as defined below) collectively exercisable following the satisfaction of certain conditions for an aggregate of 5,500,000 shares of Common Stock. The B-Warrants will become exercisable only under certain circumstances if the deadline for obtaining the Stockholder Approvals (as defined below) has passed without such approvals being received, and will expire immediately upon receiving the Stockholder Approvals. The Investment, including the exercise of the A-Warrants and B-Warrants, is subject to WP X not owning more than 24.9% of voting securities of WBS as calculated under applicable regulations of the Board of Governors of the Federal Reserve System (the “Ownership Limit”).
     On July 27, 2009, WP X purchased 4,024,600 shares of Common Stock, of the total amount it has agreed to purchase under the Investment Agreement, in exchange for a cash payment to WBS of $40,246,000. At that time, WP X also received an A-Warrant, Series 1 (the “A1-Warrant”) and a B-Warrant, Series 1 (the “B1-Warrant”). WP X has agreed to purchase the Second Closing Securities (as defined below) on the date necessary antitrust and bank regulatory approvals are received (including the approval of a notice filed pursuant to the Change in Bank Control Act of 1978, as amended, and confirmation from the Board of Governors of the Federal Reserve System that WP X shall not be deemed to “control” WBS for purposes of the Bank Holding Company Act of 1956, as amended, by reason of the consummation of the transactions contemplated by the Investment Agreement) and certain other conditions in the Investment Agreement are satisfied (the “Second Closing Date”). On the Second Closing Date, WP X will purchase an additional (i) 3,018,400 shares of Common Stock and (ii) 44,570 shares of Series C Preferred Stock in exchange for $74,754,000 in cash, and will also receive (iii) an A-Warrant, Series 2 (the “A2-Warrant,” and together with the A1-Warrant, the “A-Warrants”) and (iv) a B-Warrant, Series 2 (the “B2-Warrant,” and together with the B1-Warrant, the “B-Warrants”) (the securities listed in (i)-(iv), collectively, the “Second Closing Securities”).
     The following is a description of the material terms of the Investment Agreement, the First Closing Securities and the Second Closing Securities:
     Stockholder Approval. Pursuant to the Investment Agreement and following the closing of the transaction to purchase the Second Closing Securities (the “Second Closing”), WBS will seek the approval of its stockholders of (i) the issuance of shares of Common Stock in connection with the conversion of the Series C Preferred Stock and Series D Preferred Stock (as defined below) into, and exercise of the A-Warrants and B-Warrants for, Common Stock, for purposes of Section 312.03 of the New York Stock Exchange Listed Company Manual (“Section 312.03”) and (B) the amendment of WBS’ Second Restated Certificate of Incorporation (the “Certificate”) to remove Subsection 2 of Article 10 of the Certificate (the “Stockholder Approvals”). Subsection 2 of Article 10 of the Certificate currently prohibits any stockholder from voting more than 10% of the voting securities of WBS unless the acquisition of such voting power was approved by two-thirds of WBS’ stockholders.
     Board Representation. Also pursuant to the Investment Agreement, WP X will be entitled to maintain a representative on the Board of Directors of WBS (the “Board”) for so long as it beneficially owns 9.9% (subject to adjustment) of outstanding shares of Common Stock (assuming conversion of all of the Preferred Stock and exercise of all the Warrants). Effective July 27, 2009, WBS elected, at WP X’s request, David A. Coulter to the Board as WP X’s representative. WP X is also entitled to an observer who may attend Board meetings in the absence of Mr. Coulter or his successor for so long as WP X beneficially owns 4.9% of outstanding shares of Common Stock.
     Effect of a Change in Control. Pursuant to the terms of the Investment Agreement, WBS shall not directly or indirectly effect, or cause to be effected, any transaction with a third party that would reasonably be expected to result in a Change in Control unless such third party shall have provided prior assurance in writing to WP X that the terms of the Investment Agreement shall be fully performed. In the event that a Change in Control of WBS occurs prior to the Second Closing Date, WP X shall maintain the right under the Investment Agreement to acquire the Second Closing Securities (or such shares of stock or other securities or property, including cash, into which the Second Closing Securities may have become exchangeable as a result of such Change in Control), as if the Second Closing had occurred immediately prior to such Change in Control.
     Certain Restrictions. The Investment Agreement places certain restrictions on the ability of WP X and its affiliates to transact in the securities of WBS without the prior written approval of WBS until such time as WP X no longer owns 9.9% of the outstanding shares of Common Stock. Such restrictions include the ability of WP X to (1) acquire (or offer, agree or propose to acquire, other than as contemplated in the Investment Agreement) beneficial ownership of any voting securities of WBS above the Ownership Limit; (2) make or participate in any solicitation of proxies to vote, or seek to advise or influence any person or entity with respect to the voting of any voting securities of WBS or any subsidiary of WBS; (3) call a meeting of the stockholders of WBS, or seek, propose or act to influence or control the management, the Board or policies of WBS; (4) enter into or agree, offer, propose or seek to enter into any acquisition, merger or other business combination relating to all or part of WBS or any of its subsidiaries or any acquisition for all or part of the assets of WBS or any of its subsidiaries or any of their respective businesses; and certain other restrictions.
     Transfer Restrictions. In addition, WP X may not transfer any securities of WBS acquired pursuant to the Investment Agreement (including the securities reported in this Statement) without the prior approval of a majority of independent directors of WBS in one or more transactions, to any person or group if such person or group would collectively own more than 4.9% of the outstanding voting power of WBS or more than 4.9% of any class of voting securities of WBS. This restriction will not apply to any transfer in a broadly distributed offering conducted by an independent broker-dealer that involves only sales to institutional investors. The restriction also ceases to apply if WBS enters into a definitive agreement, the consummation of which would result in a Change in Control, or if any person commences and does not withdraw a bona fide public tender or exchange offer, which, if consummated, would result in a Change in Control.
     Termination of Obligation to Effect the Second Closing Date. The obligations of WBS and WP X to effect the Second Closing may be terminated at any time prior to the Second Closing Date (i) by mutual written agreement of the parties, (ii) by WBS or WP X in the event that the Second Closing does not occur on or before March 27, 2010, (iii) by WBS or WP X in the event a governmental entity issues any final non-appealable order or takes any action restraining or prohibiting any of the transactions contemplated by the Investment Agreement, (iv) by WP X (A) if advised by the bank regulating authority that WP X will not receive the confirmation required by WP X to proceed with the Second Closing or (B) if a Change in Control of WBS occurs prior to the Second Closing. Both WBS and WP X have agreed to use reasonable best efforts to obtain necessary regulatory approvals in connection with the transactions contemplated by the Investment Agreement.
     A-Warrants. The A1-Warrant and A2-Warrant, upon obtaining required regulatory approvals and subject to the Ownership Limit, will become exercisable to purchase 1,843,100 shares of Common Stock and 67,819 shares of Series C Preferred Stock (or 6,781,900 shares of Common Stock following receipt of the Stockholder Approvals), respectively, at a price per underlying common share of: (i) $10.00 from the respective date of issuance to and including the twenty-four month anniversary of such issuance, (ii) $11.50 from and excluding the twenty-four month anniversary of such issuance to and including the forty-eight month anniversary of such issuance, and (iii) $13.00 thereafter until expiration on the seventh anniversary of the date of such issuance. Exercise of the A-Warrants for Common Stock is subject to any restrictions or limitations under applicable laws and regulations (including any approval applicable under Section 312.03). To the extent that the A-Warrants are otherwise exercisable by WP X but receipt of Common Stock would cause WP X to violate the Ownership Limit, WP X may exercise the A-Warrants for Series D Preferred Stock, which is only convertible into Common Stock in the hands of a third party transferee in a widely dispersed offering.
     B-Warrants. The B-Warrants only become exercisable if the Stockholder Approvals are not obtained prior to February 28, 2010 (if the Second Closing has occurred by October 31, 2009) or four months following the Second Closing Date (if the Second Closing has not occurred by October 31, 2009) (such date, the “Meeting End Date”). In such case, the B1-Warrant and B2-Warrant would become, upon receipt of certain regulatory approvals and to the extent the exercise thereof would not cause WP X to violate the Ownership Limit, exercisable to purchase 11,753 shares and 43,247 shares, respectively, of Series C Preferred Stock, convertible in certain circumstances as described below into 1,175,300 and 4,324,700 shares, respectively, of Common Stock, at a price per underlying common share of $2.50. Each B-Warrant will terminate on the earlier of (x) the date of the Stockholder Approvals and (y) the seventh anniversary of the date of its issuance.
     Each of the A-Warrants and B-Warrants includes customary anti-dilution provisions. In addition, under the terms of the Investment Agreement, WP X has certain preemptive rights to maintain its relative ownership percentage in WBS through additional purchases in the event of subsequent issuances by WBS.
     Series C Preferred Stock. The rights, preferences and privileges of the Perpetual Participating Preferred Stock, Series C (the “Series C Preferred Stock”) and the Non-Voting Perpetual Participating Preferred Stock, Series D (the “Series D Preferred Stock,” and, together with the Series C Preferred Stock, the “Preferred Stock”) are set forth in the respective Certificates of Designation WBS filed with the Secretary of State of the State of Delaware. Upon receipt of the Stockholder Approvals, each share of Series C Preferred Stock will automatically convert into 100 shares of Common Stock (subject to customary anti-dilution adjustments). Each share of Series C Preferred Stock will initially bear a dividend that mirrors any dividend payable on the shares of Common Stock underlying such share of Series C Preferred Stock. In the event that the Stockholder Approvals are not received on or before the Meeting End Date, the dividend payable with respect to each share of Series C Preferred Stock outstanding at such time shall equal the greater of (i) the dividend payable with respect to the shares of Common Stock underlying the Series C Preferred Stock and (ii) an 8 percent rate per annum.
     Series D Preferred Stock. Each share of the Series D Preferred Stock will be mandatorily convertible upon transfer in any widely dispersed offering into 100 shares of Common Stock (subject to customary anti-dilution adjustments). The Series D Preferred Stock will never be convertible in the hands of WP X. Each share of Series D Preferred Stock will initially bear a dividend that mirrors any dividend payable on the shares of Common Stock underlying such share of Series D Preferred Stock. In the event that the Stockholder Approvals are not received on or before the Meeting End Date, the dividend payable with respect to each share of Series D Preferred Stock outstanding at such time shall equal the greater of (i) the dividend payable with respect to the shares of Common Stock underlying the Series D Preferred Stock and (ii) an 8 percent rate per annum. The dividend rate would automatically revert to a dividend that mirrors any dividend payable on the underlying shares of Common Stock underlying such share of Series D Preferred Stock upon receipt of the Stockholder Approvals.
     The Preferred Stock will not be redeemable by either WBS or by the holders. Holders of the Preferred Stock will not receive any voting rights, including the right to elect any directors, other than customary limited voting rights with respect to matters affecting the rights and privileges of the applicable series of Preferred Stock.
     The foregoing summary of the Investment Agreement, the A-Warrants, the B-Warrants and the terms contained in the certificates of designation of the Series C Preferred Stock and Series D Preferred Stock is not intended to be complete and is qualified in its entirety by reference to the full text of the Investment Agreement, A1-Warrant, B1-Warrant, form of A2-Warrant, form of B2-Warrant, Certificate of Designations for the Series C Preferred Stock and the Certificate of Designations for the Series D Preferred Stock, attached hereto as Exhibits 2, 3, 4, 5, 6, 7 and 8, respectively, and incorporated herein by reference.
     Additional Disclosure
     Except as set forth herein, none of the Warburg Pincus Reporting Persons nor, to the best of their knowledge, any person listed in Schedule I, has any plans or proposals which relate to or would result in any transaction, event or action enumerated in paragraphs (a) through (j) of Item 4 of the instructions to Schedule 13D.
Item 5. Interest in Securities of the Issuer
(a) As of August 5, 2009, WP X may be deemed to beneficially own 5,867,700 shares of Common Stock, consisting of (i) 4,024,600 shares of Common Stock acquired by WP X on July 27, 2009 and (ii) 1,843,100 shares of Common Stock issuable upon the exercise of the A1-Warrant acquired by WP X on July 27, 2009, collectively representing approximately 8.39% of the outstanding shares of Common Stock (based on 64,098,478 shares of Common Stock outstanding as of the close of business on July 24, 2009 (according to information provided by WBS), 4,024,600 shares of Common Stock issued by WBS on July 27, 2009 and 1,843,100 shares of Common Stock issuable upon exercise of the A1-Warrant). As described in Item 4, the Warburg Pincus Reporting Persons do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of WP X’s ownership of the B1-Warrant.
     Due to their respective relationships with WP X and each other, each of the Warburg Pincus Reporting Persons may be deemed to beneficially own, in the aggregate, 5,867,700 shares of Common Stock, consisting of (i) 4,024,600 shares of Common Stock acquired by WP X on July 27, 2009 and (ii) 1,843,100 shares of Common Stock issuable upon the exercise of the A1-Warrant, acquired by WP X on July 27, 2009. Each of WP X LP, WP X LLC, WP Partners, WP, WP LLC, Messrs. Kaye and Landy and the individuals listed on Schedule I hereto disclaims beneficial ownership of the shares of Common Stock, the A1-Warrant and the B1-Warrant, in which WP X has beneficial ownership, except to the extent of any indirect pecuniary interest therein. Except as described in this Item 5(a), no person listed in Item 2 of this Statement is a beneficial owner of the Common Stock in which WP X has beneficial ownership.
(b) See Item 5(a) above.
(c) On July 27, 2009, WP X entered into the Investment Agreement with WBS and on July 27, 2009 acquired 4,024,600 shares of Common Stock, the A1-Warrant, currently exercisable for 1,843,100 shares of Common Stock and the B1-Warrant to purchase 1,175,300 shares of Common Stock, for an aggregate purchase price of $40,426,000. As described in Item 4, the Warburg Pincus Reporting Persons do not expect to have the right to acquire beneficial ownership of additional shares of Common Stock within sixty days by virtue of WP X’s ownership of the B1-Warrant. Descriptions of the investment by WP X and of the securities related thereto are included in Item 4 of this Statement.
(d) Not applicable.
(e) Not applicable.
Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
     The responses set forth in Item 4 hereof are incorporated by reference in their entirety.

     Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Warburg Pincus Reporting Persons have entered into an agreement on August 5, 2009, with respect to the joint filing of this Statement and any amendment or amendments hereto (the “Joint Filing Agreement”). The Joint Filing Agreement is attached hereto as Exhibit 1 and incorporated herein by reference.
     Except as referenced above or as described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the persons named in Item 2 or between such persons and any other person with respect to any securities of WBS.
Item 7. Material To Be Filed as Exhibits

Exhibit 1	Joint Filing Agreement, dated as of August 5, 2009, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy

Exhibit 2	Investment Agreement, dated as of July 27, 2009, by and between Webster Financial Corporation and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 3	A-Warrant, Series 1, dated as of July 27, 2009, to purchase 1,843,100 Shares of Common Stock of WBS (incorporated by reference to Exhibit 4.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 4	B-Warrant, Series 1, dated as of July 27, 2009, to purchase 1,175,300 shares of Common Stock (incorporated by reference to Exhibit 4.2 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 5	Form of A-Warrant, Series 2 (incorporated by reference to Exhibit 4.3 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 6	Form of B-Warrant, Series 2 (incorporated by reference to Exhibit 4.4 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 7	Certificate of Designations of Perpetual Participating Preferred Stock, Series C, of Webster Financial Corporation (incorporated by reference to Exhibit 3.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 8	Certificate of Designations of Non-Voting Perpetual Participating Preferred Stock, Series D, of Webster Financial Corporation (incorporated by reference to Exhibit 3.2 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

SIGNATURES
     After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.
Dated: August 5, 2009

WARBURG PINCUS PRIVATE EQUITY X, L.P.

By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X PARTNERS, L.P.

By:	Warburg Pincus X, L.P., its general partner

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X, L.P.

By:	Warburg Pincus X LLC, its general partner

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS X LLC

By:	Warburg Pincus Partners, LLC, its sole member

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS PARTNERS, LLC

By:	Warburg Pincus & Co., its managing member

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS & CO.

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Partner

WARBURG PINCUS LLC

By:	/s/ Scott A. Arenare

Name: Scott A. Arenare
Title: Managing Director

CHARLES R. KAYE

By:	/s/ Scott A. Arenare

Scott A. Arenare, Attorney-in-fact*

JOSEPH P. LANDY

By:	/s/ Scott A. Arenare

Scott A. Arenare, Attorney-in-fact**

*	Power of Attorney given by Mr. Kaye was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

**	Power of Attorney given by Mr. Landy was previously filed with the SEC on March 2, 2006, as an exhibit to a Schedule 13D filed by Building Products, LLC with respect to Builders FirstSource, Inc.

INDEX OF EXHIBITS

Exhibit 1	Joint Filing Agreement, dated as of August 5, 2009, by and among Warburg Pincus Private Equity X, L.P., Warburg Pincus X Partners, L.P., Warburg Pincus X L.P., Warburg Pincus X LLC, Warburg Pincus Partners, LLC, Warburg Pincus & Co., Warburg Pincus LLC, Charles R. Kaye and Joseph P. Landy

Exhibit 2	Investment Agreement, dated as of July 27, 2009, by and between Webster Financial Corporation and Warburg Pincus Private Equity X, L.P. (incorporated by reference to Exhibit 10.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 3	A-Warrant, Series 1, dated as of July 27, 2009, to purchase 1,843,100 Shares of Common Stock (incorporated by reference to Exhibit 4.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 4	B-Warrant, Series 1, dated as of July 27, 2009, to purchase 1,175,300 shares of Common Stock (incorporated by reference to Exhibit 4.2 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 5	Form of A-Warrant, Series 2 (incorporated by reference to Exhibit 4.3 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 6	Form of B-Warrant, Series 2 (incorporated by reference to Exhibit 4.4 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 7	Certificate of Designations of Perpetual Participating Preferred Stock, Series C, of Webster Financial Corporation (incorporated by reference to Exhibit 3.1 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

Exhibit 8	Certificate of Designations of Non-Voting Perpetual Participating Preferred Stock, Series D, of Webster Financial Corporation (incorporated by reference to Exhibit 3.2 to WBS’ Current Report on Form 8-K, filed on July 31, 2009)

SCHEDULE I
     Set forth below is the name, position and present principal occupation of each of the general partners of Warburg Pincus & Co. (“WP”) and members of Warburg Pincus LLC (including its subsidiaries, “WP LLC”). Except as otherwise indicated, the business address of each of such persons is 450 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States.
GENERAL PARTNERS OF WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION
NAME	WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Partner of WP; Member and Managing Director of WP LLC

David Barr	Partner of WP; Member and Managing Director of WP LLC

Alexander Berzofsky	Partner of WP; Member and Managing Director of WP LLC

Sean D. Carney	Partner of WP; Member and Managing Director of WP LLC

Mark Colodny	Partner of WP; Member and Managing Director of WP LLC

David A. Coulter	Partner of WP; Member and Managing Director of WP LLC

Timothy J. Curt	Partner of WP; Member and Managing Director of WP LLC

Cary J. Davis	Partner of WP; Member and Managing Director of WP LLC

Steven Glenn	Partner of WP; Member and Managing Director of WP LLC

Michael Graff	Partner of WP; Member and Managing Director of WP LLC

Patrick T. Hackett	Partner of WP; Member and Managing Director of WP LLC

E. Davisson Hardman	Partner of WP; Managing Director of WP LLC

Jeffrey A. Harris	Partner of WP; Member and Managing Director of WP LLC

Stewart J. Hen	Partner of WP; Member and Managing Director of WP LLC

In Seon Hwang	Partner of WP; Member and Managing Director of WP LLC

William H. Janeway	Partner of WP; Member and Senior Advisor of WP LLC

Chansoo Joung	Partner of WP; Member and Managing Director of WP LLC

Peter R. Kagan	Partner of WP; Member and Managing Director of WP LLC

Charles R. Kaye	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Henry Kressel	Partner of WP; Member and Managing Director of WP LLC

David Krieger	Partner of WP; Member and Managing Director of WP LLC

Kevin Kruse	Partner of WP; Member and Managing Director of WP LLC

Joseph P. Landy	Managing General Partner of WP; Managing Member and Co-President of WP LLC

Kewsong Lee	Partner of WP; Member and Managing Director of WP LLC

Jonathan S. Leff	Partner of WP; Member and Managing Director of WP LLC

Michael Martin	Partner of WP; Member and Managing Director of WP LLC

James Neary	Partner of WP; Member and Managing Director of WP LLC

Dalip Pathak	Partner of WP; Member and Managing Director of WP LLC

Michael F. Profenius	Partner of WP; Managing Director of WP LLC

Justin Sadrian	Partner of WP; Member and Managing Director of WP LLC

Henry B. Schacht	Partner of WP; Member and Senior Advisor of WP LLC

Steven G. Schneider	Partner of WP; Member and Managing Director of WP LLC

Patrick Severson	Partner of WP; Member and Managing Director of WP LLC

John Shearburn	Partner of WP; Member and Managing Director of WP LLC

Barry Taylor	Partner of WP; Member and Managing Director of WP LLC

Christopher H. Turner	Partner of WP; Member and Managing Director of WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION
NAME	WITH WP, AND POSITIONS WITH THE REPORTING ENTITIES
John L. Vogelstein	Partner of WP; Member and Senior Advisor of WP LLC

Elizabeth H. Weatherman	Partner of WP; Member and Managing Director of WP LLC

Rosanne Zimmerman	Partner of WP; Member and Managing Director of WP LLC

Pincus & Company LLC*

WP & Co. Partners, L.P.**

Warburg Pincus Principal Partnership, L.P.***

Warburg Pincus Real Estate Principal Partnership, L.P.***

Warburg Pincus 2006 Limited Partnership***

Warburg Pincus 2007 Limited Partnership***

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC

**	New York limited partnership; primary activity is ownership interest in WP

***	Delaware limited partnership; primary activity is ownership interest in WP
MEMBERS OF WP LLC

PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION
NAME	WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
Scott A. Arenare	Member and Managing Director of WP LLC; Partner of WP

David Barr	Member and Managing Director of WP LLC; Partner of WP

Alexander Berzofsky	Member and Managing Director of WP LLC; Partner of WP

Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP

Julian Cheng (1)	Member and Managing Director of WP LLC

Stephen John Coates (2)	Member and Managing Director of WP LLC

Mark Colodny	Member and Managing Director of WP LLC; Partner of WP

David A. Coulter	Member and Managing Director of WP LLC; Partner of WP

Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP

Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP

Robert Feuer (3)	Member and Managing Director of WP LLC

Rajiv Ghatalia (1)	Member and Managing Director of WP LLC

Steven Glenn	Member and Managing Director of WP LLC; Partner of WP

Michael Graff	Member and Managing Director of WP LLC; Partner of WP

Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP

Jeffrey A. Harris	Member and Managing Director of WP LLC; Partner of WP

Stewart J. Hen	Member and Managing Director of WP LLC; Partner of WP

In Seon Hwang	Member and Managing Director of WP LLC; Partner of WP

William H. Janeway	Member and Senior Advisor of WP LLC; Partner of WP

Chansoo Joung	Member and Managing Director of WP LLC; Partner of WP

Peter R. Kagan	Member and Managing Director of WP LLC; Partner of WP

Charles R. Kaye	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Rajesh Khanna (4)	Member and Managing Director of WP LLC

Henry Kressel	Member and Managing Director of WP LLC; Partner of WP

PRESENT PRINCIPAL OCCUPATION IN ADDITION TO POSITION
NAME	WITH WP LLC, AND POSITIONS WITH THE REPORTING ENTITIES
David Krieger	Member and Managing Director of WP LLC; Partner of WP

Kevin Kruse	Member and Managing Director of WP LLC; Partner of WP

Joseph P. Landy	Managing Member and Co-President of WP LLC; Managing General Partner of WP

Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP

Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP

David Li (1)	Member and Managing Director of WP LLC

Vishal Mahadevia (4)	Member and Managing Director of WP LLC

Niten Malhan (4)	Member and Managing Director of WP LLC

Michael Martin	Member and Managing Director of WP LLC; Partner of WP

Luca Molinari (5)	Member and Managing Director of WP LLC

James Neary	Member and Managing Director of WP LLC; Partner of WP

Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP

Leo Puri (4)	Member and Managing Director of WP LLC

Justin Sadrian	Member and Managing Director of WP LLC; Partner of WP

Adarsh Sarma (4)	Member and Managing Director of WP LLC

Henry B. Schacht	Member and Senior Advisor of WP LLC; Partner of WP

Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP

Joseph C. Schull (6)	Member and Managing Director of WP LLC

Patrick Severson	Member and Managing Director of WP LLC; Partner of WP

John Shearburn	Member and Managing Director of WP LLC; Partner of WP

Chang Q. Sun (1)	Member and Managing Director of WP LLC

Barry Taylor	Member and Managing Director of WP LLC; Partner of WP

Christopher H. Turner	Member and Managing Director of WP LLC; Partner of WP

Simon Turton (2)	Member and Managing Director of WP LLC

John L. Vogelstein	Member and Senior Advisor of WP LLC; Partner of WP

Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP

Peter Wilson (2)	Member and Managing Director of WP LLC

Jeremy S. Young (2)	Member and Managing Director of WP LLC

Rosanne Zimmerman	Member and Managing Director of WP LLC; Partner of WP

Pincus & Company LLC*

(1)	Citizen of Hong Kong

(2)	Citizen of United Kingdom

(3)	Citizen of Hungary

(4)	Citizen of India

(5)	Citizen of Italy

(6)	Citizen of Canada

*	New York limited liability company; primary activity is ownership interest in WP and WP LLC